SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 3)

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

44891N 208

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person BARRY DILLER

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,603,532; see Item 5

	9	Sole Dispositive Power 7,098,918; see Item 5

	10	Shared Dispositive Power 1,711; see Item 5

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,100,629; see Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13

Percent of Class Represented by Amount in Row (11)
7.8%

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock on a one-for-one basis and the exercise of stock options to purchase 1,000,000 shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 41.5% of the total number of votes of all classes of common stock of the Company, based on 5,789,499 shares of Class B Common Stock and 83,777,441 shares of Common Stock outstanding as of October 29, 2021, as set forth in the Company’s Quarterly Report on Form 10-Q filed on November 5, 2021. See Item 5.

14	Type of Reporting Person (See Instructions) IN

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 3)

Statement of
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock of IAC/InterActiveCorp.  The Report on Schedule 13D, originally filed with the Commission by Mr. Diller on July 9, 2020 and amended by Amendment No. 1 to Schedule 13D filed on November 10, 2020 and Amendment No. 2 filed on June 15, 2021 (as so amended, the “Diller Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A constitutes Amendment No. 3 to the Diller Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 below is incorporated by reference in this Item 3.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Diller Schedule 13D is hereby amended to read in its entirety as follows:

(a) Except as otherwise described below with respect to an agreement relating to the election of Joseph M. Levin, IAC’s Chief Executive Officer, as a director of IAC and certain other matters, as of the date of this Report, Mr. Diller beneficially owns: (i) 172,708 shares of Common Stock and 429,113 shares of Common Stock underlying shares of Class B Common Stock held directly and/or through The Arrow 1999 Trust, dated September 16, 1999, as amended and/or restated (the “Arrow Trust”), over which Mr. Diller has sole investment and voting power, (ii) 136,711 shares of Common Stock and 4,786,847 shares of Common Stock underlying shares of Class B Common Stock held by trusts for the benefit of certain members of Mr. Diller’s family (the “Descendants Trusts”) and over which Mr. Diller has sole investment power and Diane von Furstenberg, Mr. Diller’s spouse, has sole voting power, (iii) 1,000,000 shares of Common Stock underlying vested IAC stock options, over which Mr. Diller has sole investment and voting power, (iv) 573,539 shares of Common Stock underlying shares of Class B Common Stock held by a trust for the benefit of certain of Mr. Diller’s family members (the “TALT Trust” and, together with the Descendants Trusts and the Arrow Trust, the “Trusts”), over which Mr. Diller’s stepson, Alexander von Furstenberg, has sole investment and voting power, and over which Mr. Diller may be deemed to have the right to acquire investment power within 60 days as a result of his ability to designate a replacement for Mr. von Furstenberg in his role as investment advisor with sole investment and voting power; provided, however, that Mr. Diller may not act as the replacement investment advisor with respect to voting control over such securities, and (v) 1,711 shares of Common Stock held by a family foundation, as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership.

As more fully described in Item 6 of the Diller Schedule 13D, on November 5, 2020, Mr. Diller and the trustees of the Trusts entered into a voting agreement governing the voting of the shares of Common Stock and Class B Common Stock held by Mr. Diller and the Trusts on certain matters. As a result of such agreement, Joseph M. Levin, IAC’s Chief Executive Officer, may be deemed to share voting power over such shares of Common Stock and Class B Common Stock.

Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. Diller into Common Stock and the exercise of IAC stock options to purchase 1,000,000 shares of Common Stock (even if out-of-the-money), Mr. Diller would beneficially own approximately 7.8% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company (including shares underlying vested stock options (even if out-of-the-money) or restricted stock units vesting within 60 days) representing approximately 41.5% of the total number of votes of all classes of common stock of the Company; provided, however, that as described herein, Mr. Diller has sole investment power and Mr. Diller has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6 of the Diller Schedule 13D) over all shares of IAC capital stock held by Mr. Diller directly or through the Arrow Trust (which represents approximately 3.8% of the total number of votes of all classes of common stock of the Company assuming the exercise of Mr. Diller’s IAC stock options), Mr. Diller has sole investment power and Ms. von Furstenberg has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6 of the Diller Schedule 13D) over all shares of IAC capital stock held in the Descendants Trusts (which represents approximately 33.9% of the total number of votes of all classes of common stock of the Company) and Mr. von Furstenberg has sole investment power and Mr. von Furstenberg has voting power (shared with Mr. Levin in certain circumstances, as described in Item 6 of the Diller Schedule 13D) over shares of Class B Common Stock held by the TALT Trust (which represents approximately 4.0% of the total number of votes of all classes of common stock of the Company).  Mr. Diller disclaims any voting and/or investment power that may be attributable to him solely through his spousal relationship with Ms. von Furstenberg. All percentage ownership information in this paragraph is based on 5,789,499 shares of Class B Common Stock and 83,777,441 shares of Common Stock outstanding as of October 29, 2021, as set forth in the Company’s Quarterly Report on Form 10-Q filed on November 5, 2021.

Not included in the beneficial ownership figures for Mr. Diller presented herein are 361,475 restricted stock units that vest in one lump sum installment on November 5, 2025, subject to continued service, and with partial vesting upon certain terminations of employment.

By virtue of the voting agreement described in Item 6 of the Diller Schedule 13D, Mr. Diller and the Trusts may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act, with Mr. Levin.  This filing shall not be deemed an admission that Mr. Diller, the Trusts and Mr. Levin constitute a “group” for purposes of Section 13(d) of the Exchange Act and Mr. Diller expressly disclaims membership in any such group.

(b) The information contained in Item 5(a) of this Report on Schedule 13D/A is hereby incorporated by reference herein.

(c) On November 12, 2021, in connection with the long-term estate planning of Mr. Diller and his family, (i) the Descendants Trusts transferred 221,949 shares of Common Stock of Vimeo, Inc. (“Vimeo”) and 5,994,667 shares of Class B Common Stock of Vimeo to the Arrow Trust and the Arrow Trust transferred 1,094,412 shares of Class B Common Stock of the Company to the Descendant’s Trusts and (ii) the TALT Trust transferred 724,167 shares of Class B Common Stock of Vimeo to the Arrow Trust and the Arrow Trust transferred 127,486 shares of Class B Common Stock of the Company to the TALT Trust. The above transfers do not represent any increase or decrease to the aggregate number of shares of Common Stock and Class B Common Stock of the Company or Vimeo owned by the Diller Family.

(d) Except as described in the Diller Schedule 13D as amended hereby, no person other than Mr. Diller has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Diller.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2021

/s/ Barry Diller
Barry Diller